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                            [VIVENDI UNIVERSAL LOGO]

                                                              July 23, 2002


                           PLAN TO CREATE A NEW CANAL+

             o  A more coherent and independent group
             o  A financial contribution to lower Vivendi Universal's debt


1.       The Board of Directors of Vivendi  Universal  [NYSE:  V; PARIS
         BOURSE: EX FP], chaired by Jean-Rene Fourtou, met on Tuesday July 23, 2002, and approved a plan to restructure the Canal+ Group.

         The plan has also been submitted for the opinion of the organizations representing the personnel of Vivendi Universal and the Canal+ Group SA. It has been presented to the Supervisory Board of the Canal+ Group and to the Board of Directors of Canal+ SA.

         It has also been presented to the regulatory body governing Canal+, the CSA, which is France's regulatory authority for the television and film sectors.

2. The plan aims to strengthen the future and growth of Canal+ by giving the company the means to finance its growth and foster creative production in both film and television. At the same time, the plan will provide new resources for Vivendi Universal.

         The plan is based on the following principles:

                - The grouping around Canal+ SA, a listed company that holds a
                  CSA license, of what are essentially the French business activities of the Canal+ Group.

                  The interests that Canal+ Group holds in Canal+ Distribution (100%), Canal+ Regie (100%), CanalSatellite (66%), Multithematiques (62%), i(arrow)television (100%), Pathe Sport (60%), as well as the whole of Media Overseas (owned by Vivendi Universal) will be transferred to Canal+ SA, a listed company, subject to the approval of the appropriate authorizations. In return, a capital increase will be carried out reserved for Vivendi Universal/ Canal+ Group.

                  The holdings in Studio Canal (100%) and Sogecable (21.6%) will also be transferred to Canal+ SA.

                  The remaining assets, especially those held outside France, will be retained by the existing Canal+ Group with a view to disposing of all or some of them.

                - The new group will continue to be listed on the Paris stock exchange.





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                - Following the  restructuring, Vivendi Universal will own 49%
                  of the capital stock of the new group, which is the limit authorized by regulations.

3. The new group will be more coherent and independent. It will bring together the channel's production and distribution activities, and give it control over its customer databases and subscriber relations. The group will have all the resources needed to develop, move forward and improve its profitability.

4. Vivendi Universal will benefit from a financial contribution that will enable it to significantly lower its debt.

         The financial contribution will come from two elements: the sale of the equity exceeding the 49% retained by Vivendi Universal, and the disposal of a number of international assets, such as Telepiu in Italy.




IMPORTANT DISCLAIMER
--------------------

THIS ANNOUNCEMENT IS NOT AN OFFER FOR SALE IN THE UNITED STATES. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE OUTSIDE OUR CONTROL, INCLUDING BUT NOT LIMITED TO: THE RISK THAT THE CONTEMPLATED TRANSACTIONS WILL NOT BE FINALIZED SUCCESSFULLY; THAT THE REDUCING OF DEBT AND THE REVENUES EXPECTED TO BE CREATED AS A RESULT OF SALES OR RESTRUCTURINGS WILL NOT MATERIALIZE; THAT VIVENDI UNIVERSAL WILL FACE INCREASED COMPETITION AND THAT THE EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES OF SUCH COMPETITION WILL LIMIT OR REDUCE VIVENDI UNIVERSAL'S REVENUE AND/OR INCOME; THAT VIVENDI UNIVERSAL AND CANAL+ WILL BE UNABLE TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS; AND THAT VIVENDI UNIVERSAL WILL BE UNABLE TO OBTAIN THE NECESSARY APPROVALS AND AUTHORIZATIONS TO FINALIZE THE CONTEMPLATED TRANSACTIONS; AS WELL AS THE RISKS DESCRIBED IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. VIVENDI UNIVERSAL AND CANAL+ DO NOT UNDERTAKE, NOR DO THEY HAVE ANY OBLIGATION, TO PROVIDE UPDATES OR TO REVISE ANY FORWARD-LOOKING STATEMENTS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF DOCUMENTS FILED BY VIVENDI UNIVERSAL WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV OR DIRECTLY FROM VIVENDI UNIVERSAL.


                                       ###

CONTACTS:

    MEDIA                                     INVESTOR RELATIONS
    PARIS                                     PARIS
    Alain Delrieu                             Laura Martin
    +33 (1).71.71.1086                        917.378.5705
                                              Laurence Daniel
    NEW YORK                                 +33 (1).71.71.1233
    Anita Larsen
    +(1) 212.572.1118                         NEW YORK
    Mia Carbonell                             Eileen McLaughlin
    +(1) 212.572.7556                         +(1) 212.572.8961